   As filed with the Securities and Exchange Commission on September 12, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               ENDWAVE CORPORATION
          (Name of Subject Company--Issuer and Filing Person--Offeror)

                        OPTIONS TO PURCHASE COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   29264A 10 7
                      (CUSIP Number of Class of Securities)

                              EDWARD A. KEIBLE, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ENDWAVE CORPORATION
                               990 ALMANOR AVENUE
                           SUNNYVALE, CALIFORNIA 94085
                            TELEPHONE: (408) 522-3100
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Person)

                                   Copies to:
                               KENNETH L. GUERNSEY
                                JODIE M. BOURDET
                                 JASON S. THRONE
                               COOLEY GODWARD LLP
                          ONE MARITIME PLAZA, FLOOR 20
                         SAN FRANCISCO, CALIFORNIA 94111
                            TELEPHONE: (415) 693-2000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
----------------------                               ----------------------
      $2,394,701                                              $479

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,617,160 shares of common stock of Endwave Corporation having an exercise price of $0.915 based on the average of the high and low price as of September 24, 2001 will be exchanged pursuant to this offer.

** One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:    Not applicable.  FILING PARTY:     Not applicable.

FORM OR REGISTRATION NO.:  Not applicable.  DATE FILED:       Not applicable.

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[_]  Third-party tender offer subject to Rule 14d-1.

[X]  Issuer tender offer subject to Rule 13e-4.

[_]  Going-private transaction subject to Rule 13e-3.

[_]  Amendment to Schedule 13D under Rule 13d-2.


CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [_]

CUSIP NO. 29264A 10 7
---------------------

                                  SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange under the "Summary of Terms"
section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the issuer is Endwave Corporation, a Delaware corporation (the "Company"), the address of its principal executive office is 990 Almanor Avenue, Sunnyvale, CA 94085, and its telephone number is (408) 522-3100. The information set forth in the Offer to Exchange under Section 15 ("Information About Endwave") is incorporated herein by reference.

     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options currently outstanding under the Company's 2000 Equity Incentive Plan (the "Option Plan") to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock") granted with an exercise price of $6.00 or greater per share (the "Eligible Options") for short-term options and new options to purchase shares of the Common Stock (collectively the "Replacement Options") to be granted under the Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Short-Term Options and New Options") and
     Section 8 ("Source and Amount of Consideration; Terms of Short-Term Options and New Options") is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Short-Term Options and New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Short-Term Options and New Options"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) Purchases. The information set forth in the Offer to Exchange under
     Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (c) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

CUSIP NO. 29264A 10 7
---------------------

                                  SCHEDULE TO

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information set forth in the Offer to Exchange under
     Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Short-Term Options and New Options") and
     Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) Plans. At present, the board of directors is composed of six (6) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including without limitation, through the issuance of additional stock.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Short-Term Options and New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

     (b) Conditions. The information set forth in the Offer to Exchange under
     Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. Not applicable.

     (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) Financial Information. Item 8 ("Financial Statements and Notes to the Financial Statements") of Endwave Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 17 ("Additional Information") is incorporated herein by reference.

     (b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

Not applicable.

               [Remainder of this page intentionally left blank.]

CUSIP NO. 29264A 10 7
--------

                                  SCHEDULE TO

ITEM 12. EXHIBITS.

EXHIBIT NUMBER                              DESCRIPTION
                                            -----------

99.(a)(1)(A)      Offer to Exchange, dated September 26, 2001.

99.(a)(1)(B)      Form of Electronic Letter of Transmittal.

99.(a)(1)(C)      Summary of Terms of Option Exchange.

99.(a)(1)(D)      Form of Election Form.

99.(a)(1)(E)      Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)      Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)      Powerpoint slides presented to holders of Eligible Options.

99.(a)(1)(H)      Form of Confirmation of Participation in the Offer to
                  Exchange.

99.(a)(1)(I)      Endwave Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

99.(b)            Not applicable.

99.(d)(1)         Endwave Corporation's 2000 Equity Incentive Plan (filed as
                  Exhibit 10.5 to the Company's Registration Statement on Form
                  S-1 (No. 333-41302) filed on July 12, 2000 and which Exhibit
                  10.5 is incorporated herein by reference).

99.(g)            Not applicable.

99.(h)            Not applicable.

CUSIP NO. 29264A 10 7
--------

                                   SCHEDULE TO

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

Not applicable.

               [Remainder of this page intentionally left blank.]

CUSIP NO. 29264A 10 7
--------

                                   SCHEDULE TO

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2001

                           ENDWAVE CORPORATION

                           By: /s/ Edward A. Keible, Jr.
                           -----------------------------
                           Name:   Edward A. Keible, Jr.
                           Title:  President and Chief Executive Officer

CUSIP NO. 302255104
--------

                                   SCHEDULE TO
                                INDEX OF EXHIBITS

EXHIBIT NUMBER                              DESCRIPTION
                                            -----------

99.(a)(1)(A)      Offer to Exchange, dated September 26, 2001.

99.(a)(1)(B)      Form of Electronic Letter of Transmittal.

99.(a)(1)(C)      Summary of Terms of Option Exchange.

99.(a)(1)(D)      Form of Election Form.

99.(a)(1)(E)      Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)      Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)      Powerpoint slides presented to holders of Eligible Options.

99.(a)(1)(H)      Form of Confirmation of Participation in the Offer to
                  Exchange.

99.(a)(1)(I)      Endwave Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

99.(b)            Not applicable.

99.(d)(1)         Endwave Corporation's 2000 Equity Incentive Plan (filed as
                  Exhibit 10.5 to the Company's Registration Statement on Form
                  S-1 (No. 333-41302) filed on July 12, 2000 and which Exhibit
                  10.5 is incorporated herein by reference).

99.(g)            Not applicable.

99.(h)            Not applicable.